CVS Health Corporation Customer Support Center One CVS Drive Woonsocket, RI 02895

P: 401-765-1500

www.cvshealth.com

June 28, 2019

BY EDGAR

Mr. Blaise Rhodes and Ms. Angela Lumley
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, NE
Washington, D.C. 20549-0405
www.sec.gov

RE:	CVS Health Corporation Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 28, 2019 Form 8-K Filed May 1, 2019
File No. 001-01011

Request for extension to respond to Staff Comment Letter dated June 18, 2019

Dear Mr. Blaise Rhodes and Ms. Angela Lumley:

CVS Health Corporation (the “Company”) has received a comment letter dated June 18, 2019 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 28, 2019 (the “Form 10-K”) and Form 8-K filed May 1, 2019 (the “Form 8-K”).

As discussed with the Staff on June 27, 2019, this letter confirms that the Staff has granted the Company’s request for an extension to on or before July 19, 2019, to respond to the Comment Letter relating to the Company’s Form 10-K and Form 8-K.

If you have any questions or require additional information with respect to the above, please do not hesitate to contact me at (401) 770-4359 or James.Clark@CVSHealth.com or Lona Nallengara at (212) 848-8414 or Lona.Nallengara@shearman.com.

Very truly yours,

/s/ James D. Clark
Senior Vice President – Controller and
Chief Accounting Officer (Principal Accounting Officer)

cc:	Eva C. Boratto, Executive Vice President and Chief Financial Officer
Lona Nallengara, Shearman & Sterling LLP